

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2024

Jeremy R. Johnson
Chief Financial Officer
Dayforce, Inc.
3311 East Old Shakopee Road
Minneapolis, Minnesota 55425

      Re: Dayforce, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2023
          File No. 001-38467

Dear Jeremy R. Johnson:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Finance